UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           May          , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F  ☑     Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes  ☐     No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 13, 2009	By	/s/ Heri Supriadi
(Signature)
Heri Supriadi VP Investor Relations/ Corporate Secretary

The First Quarter 2009 Results (Un-audited) May 13, 2009
TICKERS:
NYSE : TLK
LSE : TKIA
IDX : TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V,VI and VII
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.2%
Public : 46.4%
Treasury Stock : 2.4%
(As of March 31, 2009)
CONVERSION RATES (US$ 1.00):
2008 = Rp.9,215.0 (Mar 31,2008)
2009 = Rp.11,555.0 (Mar 31,2009)
NOTABLE FIGURES:
■	Based on YoY comparison , Flexi, cellular and Speedy subscribers grew by 99%, 41% and 145%, respectively

■	On YoY basis, Total Operating Revenues decreased by 2.2% to Rp.14.7 trillion.

■	Total Expenses increased by 10.9% and EBITDA decreased by 8.2%, mainly due to an increase in radio frequency usage charges following the growth in BTS number. The number increase in total BTS also contribute to a 18.6% increase in depreciation expense.

■	Net Income decreased by 23.4% to Rp.2.5 trillion due to the forex losses of Rp.212 billion

■	New Wave revenue grew by 74%, and its contribution to total revenue increased by 4% to 9%
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
Q1/09 (in mn)
OPERATIONAL HIGHLIGHTS:

	Q1/08	Q1/09
Descriptions	(‘000)	(‘000)	Growth (%)
Fixed Line:
LIS Wireline	8,662	8,657	-0.1
LIS Wireless (Flexi):	6,718	13,399	99.4
— Post paid	779	684	-12.2
— Prepaid	5,939	12,715	114.1
Total Fixed Line	15,380	22,056	43.4
Cellular:
— Postpaid	1,880	1,954	3.9
— Prepaid	49,455	70,179	41.9
Total Cellular	51,335	72,133	40.5

ADSL (Speedy)	292	716	144.8

*	LIS (Line in Service) = Subscribers + Public Phone
TELKOM FINANCIAL
INDICATORS — Q1/09 (in Rp.Tn)
FINANCIAL HIGHLIGHTS (Consolidated):

Key Indicators	Q1/08	Q1/09	Growth (%)
Op. Revenues (Rp. bn)	15,032	14,702	-2.2
Op. Expenses (Rp. bn)	8,489	9,414	10.9
Op. Income (Rp. bn)	6,542	5,288	-19.2
EBITDA (Rp. bn)	9,339	8,570	-8.2
Net Inc. (Rp. bn)	3,207	2,458	-23.4
Net Inc./Share(Rp)	161.50	124.46	-22.9
Net Inc./ADS(Rp)	6,460.0	4,978.40	-22.9
EBITDA Margin (%)	62.1	58.3	-3.8

DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom-indonesia.com

The first quarter 2009 Results (Un audited)

ANNOUNCEMENT FOR THE FIRST QUARTER OF 2009 RESULTS (Un-udited)
Jakarta, May 13, 2009— PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”) has announced its operational and un-audited consolidated financial statements results for the first quarter of 2009. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
Enter 2009, we focus on raising and maintaining standards of excellence, by anticipating the rapid evolution in technology and consumer lifestyle.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of March 31, 2009, TELKOM recorded 22.1 million fixed lines in service, consisting of 8.7 million fixed wirelines and 13.4 million fixed wireless.
Fixed-Wireless CDMA Services
In this period, total Flexi’BTS was reached 4.540 unit. As of March 31, 2009, TELKOMFlexi has market share more than 58.3% with 13.4 million subscribers. During Q1/09, TELKOMFlexi has still maintained its leading position as a dominat player in the fixed wireless market with ARPU (blended) amount Rp. 23K. Meanwhile, the total wireless production grew by 41% from 2,969 billion minutes to 4,187 billion minutes.
As of March 31, 2009, net adds for Flexi reached 674K or grew by 89.5%, compared to Q1/08 figures.
For detail information of TELKOMFlexi performance as of March 31, 2009, please see on Table 7.
Cellular Services
As of March 31, 2009, Telkomsel has more than 49% subscribers market share with a total of 72.1 million subscribers.
During the first quarter of 2009, Telkomsel added 928 new BTS (including 3G-BTS), and 74.6 million subscribers capacity. As of March 31, 2009, total Telkomsel’s BTS grew by 27.8% to 27,800 units.
Broadband Services
As of March 31, 2009, there were 716K subscribers of broadband ADSL internet access (Speedy) or 144,8 % growth from 292K subscribers compared to last year. The revenues from Speedy services for Q1/09 has reached Rp.573.5 billion.

The first quarter 2009 Results (Un audited)

FINANCIAL RESULTS
In this report we compare the Company’s financial results as of March 31, 2008 with the same period last year, based on financial statements submitted to the capital market authority (Bapepam-LK).
Balance Sheet
During Q1/09, TELKOM’s Total Assets increased 11.6% from Rp.81,800.9 billion to Rp.91,292.8 billion.
▪	Current Assets, decreased by 6.0% to Rp.14,324.7 billion, mainly due to lower cash balance as result from increasing in cash payments for investing activities during Q1/09.

▪	Non Current Assets increased by 15.6% to Rp.76,968.1 billion due to increasing in our fixed assets more than Rp.10 trillion as a result from capital expenditures for network infrastructures.
Total liabilities increased by 25.0% to Rp.43,918.3 billion and Total equities increased by 1.9% to Rp.36,793.4 billion.
▪	Current liabilities increased by 44.3% to Rp.25,292.1 billion due to increasing in trade payables and current maturities of long-term maturities.
▪	Non-current liabilities increased by 5.8% to Rp.18,626.2 billion due to increasing in bank loans.
Profit and Loss Statement
Operating Revenues
Operating Revenues decreased by Rp.329.4 billion or 2.2% compared to the same period last year summarized as follows:
▪	Cellular revenues increased by Rp.551.4 billion or 9.2% compared to the same period last year, mainly due to the growth in Telkomsel’s Minutes of Usage (MOU) by 59.9% as a result from 40.5% growth the cellular subscribers to 72.1 million.
▪	Fixed line Revenues decreased by Rp.423.8 billion or 16.7% compared to the same period last year. Decreasing in this revenue due to decreasing in local and domestic long-distance revenues caused by changing in life style where customers preferred to make mobile to mobile (M2M) call. As a result of this style, fixed wireline pulse production for this year less than previous year.
During Q1/09, Flexi revenue contributed to total TELKOM’s revenue in the amount of Rp.844 billion
TELKOMFlexi revenue contributed to total TELKOM’s revenue in the amount of Rp.844 billion consisting of installation charges, monthly subscription charges, local & domestic long distance revenues which

The first quarter 2009 Results (Un audited)

amounted to Rp.258 billion, while interconnection, SMS, Internet revenues amounted to Rp.437 billion, Rp.137 billion and Rp.12. billion respectively.

▪	Interconnection Revenues. On a net basis, the Interconnection revenues decreased by Rp.344.2 billion, or 15.2%. Net interconnection revenue consists of interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network and also from incoming international long distance of our IDD service (TIC-007). The decrease in this revenue was primarily due to changing in life style where customers seem to be likely using on-net call (mobile to mobile call) from the same operators which offered new services with very low tariff.
▪	Data, Internet and information technology services revenues decreased by Rp.228.9 billion, or 5.8%. Decreasing in these revenues was primarily due to significant decreases in SMS tariffs in Telkomsel.
▪	Network revenues increased by Rp.44.7 billion or 20.4%, mainly due to increase in leased line services as a result from integrated marketing and sales development for leased lines services during Q1/09.
▪	Revenues Sharing Agreement decreased by Rp.54.2 billion or 55.3% due to the decrease in total number of revenue sharing arrangements contracts caused by terminate those contracts.
Q1/09 Net Income showed positive results and increased significantly by 44.7% compared to Q4/08
To make comparison with previous quarter (Q4/09), below we represent the proforma QoQ table, which are presented on net basis.

	QoQ
Account	Q4/08	Q1/09	Growth
Operating Rev.(Rp.bn)	16,090	14,702	-8.6%
Operating Expense (Rp. Bn)	10,961	9,414	-14.1%
Operating Income (Rp. Bn)	5,129	5,288	3.1%
EBITDA (Rp. Bn)	8,641	8,570	-0.8%
Net Income (Rp. Bn)	1,699	2,458	44.7%
EBITDA Margin (%)	53.7%	58.3%	4.6%
Based on QoQ comparison, for Q1/09, Net Income showed positive results and increased significantly by 44.7% although Operating revenues decreased by 8.6%. And, EBITDA Margin reached 58.3% or increased by 4.6%.
Facing industry environment recently, we have stated new strategy. Our current strategy in tackling the current condition within the telecommunication industry is to continue to “strengthen the Legacy business and aggressively grow New Wave business”. Based on these strategies, we have segmented the revenue into Legacy and New Wave

The first quarter 2009 Results (Un audited)

services, which is based on the group of services. This revenue segmentation may slightly differ from financial statement.
Legacy services are derived from the basic services of fixed wireline, fixed wireless and cellular (including SMS), network services, and other telecommunication services. New Wave services encompass data communication for enterprise, internet connectivity, broadband services, IT services and other value added data services.
For comparing our results that related with this strategy, we provide Table 5, containing financial results for Legacy & New wave businesses
New wave revenues grew by 74.4% and contribution to total revenues has increased by 4%
For the Q1/09, the Legacy revenue declined by 6.2% as wireline customers usage move towards cellular services and due to ongoing pressure on cellular prices. The new wave revenue grew by 74.4%, and its contribution to total revenue increased from 5.0% in the Q1/08 to 9.0% in the Q1/09. The decline of Legacy revenue was partially offset by an increase of New Waves revenues.
Operating Expenses
Operating Expenses increased by Rp.924.9 billion or 10.9%, summarized as follows:
▪	Operation & Maintenance Expense increased by Rp.782.5 billion or 31.2%, mainly resulting from the Telkomsel’s network infrastructure growth (BTS grew by 27.8% from 21,752 to 27,800 units and overall network capacity increased by 39.2% which affected maintenance costs, frequency fees and power supply costs).
▪	Depreciation Expenses increased by Rp.464.1 billion or 18.6%, mainly due to increasing in depreciation expenses of Telkomsel by 26.4% resulting from new infrastructure growth (BTS grew by 27.8% and overall network capacity increased by 39.2%).
▪	Marketing expenses increased by Rp.37.6 billion or 10.0%, mainly due to increasing in marketing and promotion programs, and also customers education for cellular and Flexi.
▪	Personnel expenses decreased by Rp.342.1 billion, or 15.2%. The main contributors were the decrease in a vocation pay, incentives and other benefits and from employee income tax payment related to early termination benefits paid in 2008.
▪	General and Administrative expenses decreased by Rp.17.2 billion, or 2.0%, mainly due to a decrease in provision for doubtful account.

The first quarter 2009 Results (Un audited)

For the period ending March 31, 2009, TELKOM recorded Operating Income of Rp.5,288.2 billion or decrease of 19.2% compared to the same period last year and EBITDA of Rp. 8,570 billion or an decrease of 8.2%.
In accordance with Indonesian Tax Law, a listed company that the stocks owned by the public are 40% or more of the total fully paid and traded stocks in IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks for six months in one year, entitle to obtain a reduction of corporate income tax by 5%. Management believe that TELKOM will fulfill the requirement and accordingly will entitle to the tax reduction. However, for conservative purpose, in Q1/09, TELKOM had not recognized the benefit that would reduce income tax and increase net income by Rp73 billion. Management will conduct an assessment at Q2/09 and will recognized the benefit should all requirement have been fulfilled by TELKOM.
Capital Expenditure
During the first quarter 2009, Capex allocation for TELKOM amounted to Rp.1,431 billion and Telkomsel for Rp.1,517 billion. There were 928 Telkomsel’s new BTS (including 301 3G BTS) installed from this capex.
Debt portion in US$ has decreased by 9% to 22% of total debt
Consolidated Debt
As of March 31, 2009, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	Q1/08	Q1/09	Q1/08	Q1/09	Q1/08	Q1/09
IDR / Rupiah	8,543,279	12,780,934	8,543.3	12,780.9	59.4%	70.1%
U.S. Dollar	489	346	4,505.6	4,006.1	31.3%	22.0%
Japanese Yen	13,242	12,286	1,228.8	1,447.5	8.5%	7.9%
EURO	7	—	106.8		0.8%	0.0%
Total			14,384.5	18,234.5	100.1%	100.0%
Since 2008, TELKOM applied new strategy related to hedge our cash position. Our new hedging strategy is provided by natural hedging through maintaining cash and cash equivalent amounted around 50% from approximately current maturity and average payment for capex/opex during 12 months ahead. With this new strategy, total hedging amounted US$ 90 million for one year ahead.
Human Resources
As of March 31, 2009, the total number of employees at TELKOM (as a parent company) and Telkomsel were 24,884 persons and 4,128 persons respectively.

The first quarter 2009 Results (Un audited)

Recent Developments
Reshetnev to build Telkom-3 Satellite
ISS-Reshetnev will build Telkom-3 satellite and this is expected to be ready for the launch in August 2011
PT Telkom has awarded a contract to Russia’s ISS-Reshetnev for the supply of a new telecommunications satellite. ISS-Reshetnev will build the operator’s Telkom-3 telecoms satellite, provide satellite control equipment and training, as well as providing internship for Telkom technicians. Telkom-3 is expected to be ready for the launch in August 2011.
Telkom-3 will expand the operator’s capacity from 118°E orbital location in C-band and will offer new transponders in Ku-band with three coverages over South East Asia for DTH and GSM/Internet backhaul services.
The satellite’s total mass at launch will be approximately 1.6 tons and the payload power about 5.6 kW. Telkom-3 will carry 32 C-band and 10 Ku-band transponders and life time 15 years.
Telkom, Orange ink network services partner agreement
France Telecom’s Orange Business Services unit and Telkom have signed a contract to provide advanced network services (including IP VPNs) to Indonesian and multinational enterprises working in the country. The French firm has also appointed Telkom as a distributor of its global network services for Telkom customers which are looking to expand in international markets.
TELKOM recorded on 675 of the Forbes Global 2000
In 2009, the ranking of Telkom to become the highest ranking among the six Indonesian companies that enter the list of Forbes Global 2000.
For the third time, TELKOM successfully re-enter into the Forbes Global 2000 in 2009 by achieving the rank of 675, the highest rank among the six Indonesian companies that enter the list of Forbes Global 2000. Previously, Forbes rank TELKOM at 729 and 835 in 2008 and 2007 as largest public company in Indonesia.
Forbes Global 2000 rank is based on the amount of income, profits, assets and market value.
VP Investor Relations & Corporate Secretary,

HERI SUPRIADI

The first quarter 2009 Results (Un audited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UN-AUDITED)
As of March 31, 2008 and 2009
(in million Rupiah)

	2008	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents	9,830,473	6,509,704
Temporary investments	186,708	287,558
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.130,703 million in 2008 and Rp.114,447 million in 2009	399,786	770,121
Third parties — net of allowance for doubtful accounts of Rp.1,161,958 million in 2008 and Rp.1,174,383 million in 2009	2,658,133	3,003,901
Other receivables — net of allowance for doubtful accounts of Rp.10,719 million in 2008 and Rp.7,734 million in 2009	122,953	102,809
Inventories — net of allowance for obsolescence of Rp.56,868 million in 2008 and Rp.68,111 million in 2009	253,898	493,683
Prepaid expenses	1,226,795	2,087,031
Claims for tax refund	408,011	222,954
Prepaid taxes	71,366	803,700
Other current assets	75,686	43,201

Total Current Assets	15,233,809	14,324,662

NON-CURRENT ASSETS
Long-term investments — net	140,261	170,184
Property, plant and equipment — net of accumulated depreciation of Rp.56,472,320 million in 2008 and Rp.64,853,338 million in 2009	60,392,109	71,165,921
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.524,688 million in 2008 and Rp.272.514 million in 2009	664,787	453,847
Prepaid pension benefit cost	557	176
Advances and other non-current assets	1,624,082	2,260,788
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,389,667 million in 2008 and Rp.6,641,019 million in 2009	3,743,962	2,873,087
Escrow accounts	1,285	44,105

Total Non-current Assets	66,567,043	76,968,108

TOTAL ASSETS	81,800,852	91,292,770

The first quarter 2009 Results (Un audited)

Table 1 (continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UN-AUDITED)
As of March 31, 2008 and 2009
(in million Rupiah)

	2008	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	577,569	1,238,113
Third parties	4,845,103	8,954,257
Other payables	50,509	23,168
Taxes payable	1,554,280	1,163,836
Accrued expenses	3,069,501	3,383,731
Unearned income	2,477,559	2,794,029
Advances from customers and suppliers	174,824	711,724
Short-term bank loans	215,814	42,612
Current maturities of long-term liabilities	4,567,427	6,980,674

Total Current Liabilities	17,532,586	25,292,144

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,023,781	2,898,126
Unearned income on Revenue-Sharing Arrangements	443,013	267,392
Accrued long service awards	76,806	108,722
Accrued post-retirement health care benefits	2,894,582	2,553,531
Accrued pension and other post-retirement benefits costs	1,324,308	1,057,509
Long term liabilities — net of current maturities
Obligations under finance leases	209,515	292,772
Two-step loans — related party	3,688,710	3,874,738
Bank loans	3,830,987	6,393,675
Deferred consideration for business combinations	2,117,166	1,179,701
Total Non-current Liabilities	17,608,868	18,626,166

MINORITY INTEREST	10,556,996	10,581,091

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 337,293,000 shares in 2008 and 490,574,500 shares in 2009	(3,030,368)	(4,264,114)
Difference in value arising from restructuring transactions and other transactions between entities under common control	270,000	360,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	12,586	1,653
Translation adjustment	228,914	239,055
Retained earnings
Appropriated	6,700,879	10,557,985
Unappropriated	25,421,463	23,399,862

Total Stockholders’ Equity	36,102,402	36,793,369

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	81,800,852	91,292,770

The first quarter 2009 Results (Un audited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UN-AUDITED)
THE THREE MONTHS PERIOD ENDED MARCH 31, 2008 and 2009
(in million Rupiah)

	2008	2009
OPERATING REVENUES
Telephone
Fixed lines	2,540,438	2,116,593
Cellular	5,966,083	6,517,451
Interconnection
Revenues	3,041,324	2,659,347
Expenses	(781,585)	(743,834)
Net	2,259,739	1,915,513

Data, internet and information technology services	3,944,676	3,715,768
Joint operation schemes	—	—
Network	218,807	263,470
Revenue-Sharing Arrangements	97,936	43,773
Other telecommunications services	3,924	129,610

Total Operating Revenues	15,031,603	14,702,178

OPERATING EXPENSES
Depreciation	2,500,577	2,964,718
Personnel	2,246,902	1,904,766
Operations, maintenance and telecommunication services	2,506,173	3,288,635
General and administrative	858,482	841,257
Marketing	376,981	414,604

Total Operating Expenses	8,489,115	9,413,980

OPERATING INCOME	6,542,488	5,288,198

OTHER INCOME (EXPENSES)
Interest income	174,205	138,451
Equity in net (loss) income of associated companies	(874)	931
Interest expense	(263,146)	(517,388)
Gain (loss) on foreign exchange — net	(45,655)	(211,718)
Others — net	102,916	56,371

Other income (expenses) — net	(32,554)	(533,353)

INCOME BEFORE TAX	6,509,934	4,754,845

TAX EXPENSE
Current	(2,058,376)	(1,405,610)
Deferred	5,363	6,747
	(2,053,013)	(1,398,863)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	4,456,921	3,355,982

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	(1,249,587)	(898,098)

NET INCOME	3,207,334	2,457,884

BASIC EARNINGS PER SHARE
Net income per share	161.50	124.46
Net income per ADS (40 Series B shares per ADS)	6,460.00	4,978.40

The first quarter 2009 Results (Un audited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UN-AUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2008 and 2009
(in million Rupiah)

	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	2,503,591	2,117,409
Cellular	6,045,820	6,609,813
Interconnection — net	2,376,289	1,676,398
Data and internet	3,937,349	3,517,751
Other services	352,792	455,429
Total cash receipts from operating revenues	15,215,841	14,376,800
Cash payments for operating expenses	(5,820,282)	(6,306,827)
Cash receipt from customers	33,328	569,313

Cash generated from operations	9,428,887	8,639,286

Interest received	174,829	151,759
Interest paid	(236,489)	(571,434)
Income tax paid	(3,208,328)	(966,307)

Net Cash Provided by Operating Activities	6,158,899	7,253,304

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	40,784	4,242
Purchase of temporary investments and placements in time deposits	(21,548)	(4,036)
Proceeds from sale of property, plant and equipment	5,298	844
Acquisition of property, plant and equipment	(3,600,112)	(5,031,228)
Increase in advances for purchase of property, plant and equipment	(169,857)	(917,871)
Increase in advances and others	(33,885)	(40,907)
Business combinations, net of cash paid	(323,541)	—
Acquisition of long-term investments	(28,923)	—
Cash dividends received	618	863
Acquisition of intangible assets	—	(2,013)
Increase in escrow accounts	—	6,745

Net Cash Used in Investing Activities	(4,131,166)	(5,983,361)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	11,312	5,713
Repayments of short-term borrowings	(371,763)	(13,500)
Proceeds from long-term borrowings	—	304,399
Repayments of long-term borrowings	(993,484)	(1,889,197)
Payment for purchase of treasury stock	(853,757)	(41)
Repayments of promissory notes	(101,355)	(123,927)
Repayments of obligations under capital leases	(3,980)	(59,747)

Net Cash Used in Financing Activities	(2,313,027)	(1,776,300)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(285,294)	(506,357)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(25,024)	126,116

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,140,791	6,889,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,830,473	6,509,704

The first quarter 2009 Results (Un audited)

Table 4
FINANCIAL RATIOS
As of March 31, 2008 and 2009

	2007	2008	Growth (%)

Contribution to total fixed lines revenue:
Local & SLJJ usage (%)	61.5	52.5	(9.1)
Monthly subscription charges (%)	36.2	43.2	7.0
Installation charges (%)	1.2	1.5	0.3
Phone Card (%)	0.0	0.1	0.1
Others (%)	1.1	2.7	1.7
Contribution to total operating revenues:
Cellular (%)	39.7	44.3	4.6
Fixed lines (%)	16.9	14.4	(2.5)
Interconnection (%)	15.0	13.0	(2.0)
Data, internet and information technology services (%)	26.2	25.3	(1.0)
Network (%)	1.5	1.8	0.3
Revenue-Sharing Arrangements (%)	0.7	0.3	(0.4)
Other telecommunications services (%)	0.0	0.9	0.8
ARPU (Rp’000)	160.0	119.0	(25.6)
EBITDA (Rp million)	9,339.4	8,569.6	(8.2)
EBITDA margin (%)	62.1	58.3	(3.8)
Operating margin (%)	43.5	36.0	(7.6)
Profit Margin (%)	21.3	16.7	(4.6)
Current ratio (%)	86.9	56.6	(30.3)
Return on Assets (%)	3.9	2.7	(1.2)
Return on Equity (%)	8.9	6.7	(2.2)
Total Liabilities to Equity (%)	97.3	119.4	22.0
Gearing (Net Debt to Equity) (%)	12.1	31.0	18.9
Debt to Equity (%)	39.8	49.6	9.7
Debt to EBITDA (%)	154.0	212.8	58.8
Debt Service Ratio (Times)	1.9	1.2	(0.7)
EBITDA to Interest Expense (times)	35.5	16.6	(18.9)
EBITDA to Net Debt (%)	213.9	75.2	(138.7)

The first quarter 2009 Results (Un audited)

Table 5
Legacy and New Wave Revenues
As of March 31, 2008 and 2009

	Revenue (Rp. Bn)			Portion (%)
	2008	2009	Growth (%)	2008	2009
LEGACY REVENUE	14,276	13,384	(6.2)	95.0	91.03
Wireline	4,139	3,455	(16.5)	27.5	23.5
Telephony *)	4,139	3,455	(16.5)	27.5	23.5
Fixed Wireless	781	740	(5.2)	5.2	5.0
Telephony *)	681	603	(11.4)	4.5	4.1
SMS	100	137	37.3	0.7	0.9
Cellular	9,041	8,746	(3.3)	60.1	59.5
Telephony *)	5,822	6,376	9.5	38.7	43.4
SMS	3,219	2,370	(26.4)	21.4	16.1
Network service	215	273	27.1	1.4	1.9
Others	100	169	68.7	0.7	1.2

NEW WAVES REVENUE	756	1,318	74.4	5.0	9.0
Data & Communication	249	344	38.1	1.7	2.3
Internet	462	859	85.9	3.1	5.8
IT Service	34	101	193.9	0.2	0.7
Others	10	14	39.2	0.1	0.1

TOTAL	15,032	14,702	(2.2)	100.0	100.0

*)	Telephony revenue includes net interconnection revenue

Note: This revenues segmentation may slightly differ from financial statement
Table 6
FIXED TELEPHONE LINES
As of March 31, 2008 and 2009

	Unit	2008	2009	Growth (%)
Exchange Capacity
Wireline	Lines (’000)	10,673	10,961	2.7%
Wireless	Lines (’000)	14,595	18,435	26.3%
Total Exchange Cap.	Lines (’000)	25,268	29,396	16.3%

Installed Lines
Wireline	Lines (’000)	9,858	9,791	-0.7%
Wireless	Lines (’000)	9,673	22,508	132.7%
Total Installed Lines	Lines (’000)	19,530	32,299	65.4%

Subscribers
Wireline	Lines (’000)	8,307	8,337	0.4%
Wireless	Lines (’000)	6,691	13,374	99.9%
Total Subscribers	Lines (’000)	14,998	21,712	44.8%

Public Phone
Wireline	Lines (’000)	356	320	-10.0%
Wireless	Lines (’000)	28	25	-11.0%
Total Public Phone	Lines (’000)	383	345	-10.1%

Lis Fixed
Wireline	Lines (’000)	8,662	8,657	-0.1%
Wireless	Lines (’000)	6,719	13,399	99.4%
Total Lines In Services	Lines (’000)	15,381	22,056	43.4%

The first quarter 2009 Results (Un audited)

Table 7
FLEXI PERFORMANCE
As of March 31, 2008 and 2009

	UNIT	2008	2009	Growth (%)
Customer base
Classy/Postpaid	SSF (’000)	779	684	-12.2
Trendy/Prepaid	SSF (’000)	5,939	12,715	114.1
Total/Blended	SSF (’000)	6,718	13,399	99.4

Net additional
Classy/Postpaid	SSF (’000)	(49)	(47)	-3.6
Trendy/Prepaid	SSF (’000)	404	720	78.2
Total/Blended	SSF (’000)	355	674	89.5

ARPU
Classy/Postpaid	Rp (000)	100	83	-17.0
Trendy/Prepaid	Rp (000)	36	20	-44.4
Total/Blended	Rp (000)	43	23	-46.5

MOU (Minute of use)	mn minutes	2,969	4,187	41.0
SMS	mn messages	609	1,229	101.8

NETWORK
BTS	BTS	2,153	4,540	110.9
Coverage	Cities	254	353	39.0

The first quarter 2009 Results (Un audited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of March 31, 2008 and 2009
(In billion Rupiah)

	2008	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,227	2,047
Acct. /Unbilled receivables	771	551
Prepayments	724	1,502
Others	513	880
Total Current Assets	6,235	4,980

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets — net	38,988	46,567
Advances for fixed assets	70	1
Equipment not used in operations — net	52	30
Intangible assets — net	366	319
Others	821	1,028
Total Non-Current Assets	40,317	47,965
TOTAL ASSETS	46,552	52,945

CURRENT LIABILITIES
Short-term loans	167	—
Accounts payable & Accr. Liabilities	5,435	9,431
Taxes payable	914	540
Unearned revenue	2,037	2,461
Curr. maturities of med/long-term loan	2,636	4,560
Curr. maturities of oblig. under finance lease	—	114
Total Current Liabilities	11,189	17,106

NON-CURRENT LIABILITIES
Med/Long term loan — net of current maturities	3,240	3,680
Deferred tax liabilities	2,137	2,293
Others	180	255
Total Non-current Liabilities	5,557	6,228

EQUITY
Capital stock — Rp 1,000,000 par value	183	183
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares
Additional paid-in capital	1,505	1,505
Retained earnings	28,118	27,923
Total Equity	29,806	29,611

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	46,552	52,945

The first quarter 2009 Results (Un audited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2008 and 2009
(In billion Rupiah)

	2008	2009

OPERATING REVENUES
Post-paid	1,204	994
Prepaid	7,985	8,026
International roaming	151	159
Interconnection : — Revenues	807	594
— Expense	(554)	(567)
Other (network lease)	5	42
Net Operating Revenues	9,598	9,248

OPERATING EXPENSES
Personnel	316	291
Operation & maintenance	1,655	2,186
General & administrative	168	175
Marketing	227	222
Other operating expenses	443	479
Depreciation	1,548	1,956
Total Operating Expenses	4,357	5,309

EBIT (EARNINGS BEFORE INTEREST & TAXES)	5,241	3,939
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(106)	(262)
Foreign exchange gain/(loss)	13	(84)
Others — net	40	(7)
Other income /(expenses) — net	(53)	(353)

INCOME BEFORE TAX	5,188	3,586
INCOME TAX EXPENSE	1,573	1,008
NET INCOME	3,615	2,578

EBITDA	6,790	5,895
EBITDA Margin — over net oper. revenues	71%	64%

ROA	33%	20%
ROE	51%	35%

The first quarter 2009 Results (Un audited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of March 31, 2008 and 2009

	Unit	2008	2009	Growth (%)
CUSTOMER BASE
Customer Base
kartuHALO	Subs. (000)	1,880	1,954	3.9%
simPATI	Subs. (000)	29,176	50,206	72.1%
Kartu As	Subs. (000)	20,279	19,973	-1.5%
Total	Subs. (000)	51,335	72,133	40.5%
Net Add
kartuHALO	Subs. (000)	(33)	14	142.4%
simPATI	Subs. (000)	5,190	7,173	38.2%
Kartu As	Subs. (000)	(1,713)	(353)	79.4%
Total	Subs. (000)	3,444	6,834	98.4%

MOU (excluding free & incoming mins)	bn minutes	20.7	33.1	59.9%

ARPU
Total (3 months average)
kartuHALO	Rp.’000/month	240	200	-16.7%
simPATI	Rp.’000/month	76	49	-35.5%
Kartu As	Rp.’000/month	40	26	-35.0%
Blended	Rp.’000/month	67	47	-29.9%
Non-voice/Data (3 months average)
kartuHALO	Rp.’000/month	49	40	-17.7%
simPATI	Rp.’000/month	22	13	-40.9%
Kartu As	Rp.’000/month	22	12	-45.5%
Blended	Rp.’000/month	23	13	-43.5%

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	21,752	27,800	27.8%
Overall capacity all network elements	Subs. mln.	53.6	74.6	39.2%
Quality of Service
Call success rate	%	95.28%	96.26%	1.0%
Call completion rate	%	98.58%	98.66%	0.1%

EMPLOYEE DATA
Total employees	person	4,020	4,128	2.7%
Efficiency ratio	Subs/employee	12,770	17,474	36.8%